

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

> **Re: Zhibao Technology Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 18, 2023**
> **CIK No. 0001966750**

Dear Botao Ma:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 submitted May 18, 2023

General

1. Please revise to include interim financial statements at a minimum for the period ended December 31, 2022, covering the first six months of fiscal year 2023, in your next amendment.

Accounts Receivable, Net, page F-11

2. We note your policy disclosure on page F-11 that "[a]ccount balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote" and your aging of accounts receivable on page F-18 that indicates accounts receivable of RMB 517,202 and RMB 536,655 were greater than

one year past due as of June 30, 2021 and 2022, respectively. We also note that you did not write-off any accounts receivable during those periods. Please tell us and revise to disclose how much greater than one year these accounts receivable are past due and how you determined the potential for recovery was not remote.

Insurance brokerage services, page F-12

3. We note your response to comment 24. Please tell us and revise to clarify if you have the contractual right to receive renewal fees other than incentives on renewal contracts. If you do have the contractual right to receive renewal fees other than incentives on renewal contracts please disclose which insurance products that applies to and quantify the amount of renewal fees recognized.

4. We note your response to comment 24 and your disclosure on page F-12 that "[w]hen the insurance policies are renewed for more than one year, a higher commission fee rate is applied retrospectively." Please tell us the specific authoritative US GAAP guidance that is the basis for your accounting policy. In addition, to the extent you only have the right to receive incentive income on renewals, please tell us and revise to reconcile the aforementioned policy with the following policy disclosure on page F-12 that "[t]he Company did not include such an incentive in the transaction price because the Company cannot reliably estimate the variable consideration as it lacked sufficient historical renew information. Because the Company does not expect material incentives in the future, the Company will recognize incentives as revenues upon confirmation with the insurance companies."

3 - Accounts Receivable, page F-17

5. We note the headings "Less than 1 year" and "Over 1 year" in your aging of accounts receivable table on page F-18. Please revise to separately present the amounts of your accounts receivable that are past due, i.e., greater than 60 days.

6. We note your response to comment 26 that you do not determine delinquency status of accounts receivables until the insurance suppliers file a bankruptcy or liquidation with the Court. Please tell us and revise to disclose if this means that you do not write-off an accounts receivable until the insurance supplier files for bankruptcy or liquidation with the Court.

7. We note your response to comment 26. Please revise your accounts receivable policy on page F-11 to disclose that accounts older than 60 days are considered past due, consistent with your response.

8.   We note your response to comment 27. Please refer to the guidance in ASC 310-10-50-11B and revise to include a roll forward of the activity in the allowance for doubtful accounts for all of its components and for each period presented. In addition, please revise your disclosure in the "Results of Operations" section to discuss the changes in your allowance for doubtful accounts or lack thereof, considering the significant variation in the amount of and aging of your accounts receivable at each period end.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard I. Anslow